Seawinds Brokerage LLC
dba Bankers Capital International

Statement of Financial Condition

DECEMBER 31, 2017

Seawinds Brokerage LLC
dba Bankers Capital International
CONTENTS



YSL & Associates LLC

| Certified Public Accountants | | Member of Parker Randall International |

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Bankers Capital International

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bankers Capital International (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Bankers Capital International's auditor since 2015.

New York, NY

March 12, 2018

Seawinds Brokerage LLC
dba Bankers Capital International
STATEMENT OF FINANCIAL CONDITION

		December 31, 2017
ASSETS		
Cash and Cash Equivalents	$	23,517
Prepaid Expense		7,087
Total assets		30,604
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	10,425
Total liabilities		10,425
Members' Equity		20,179
Total liabilities and members' equity	$	30,604

See accompanying notes to financial statements.

NOTE 1. NATURE OF OPERATIONS

Seawinds Brokerage, LLC doing business as Bankers Capital International (the "Company") is a limited liability company formed under the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA"). In 2017, the Company began doing business under the name Bankers Capital International.

The Company is registered to engage in brokerage transactions in registered securities, private placements of securities and advisory services.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - Use of Estimates

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

All cash deposits are held by two financial institutions and therefore are subject to the credit risks at those financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Revenue Recognition

The Company recognizes revenue that is realized or realizable and earned, once (i) persuasive evidence of an arrangement exists, (ii) services have been rendered, (iii) the fee is fixed or determinable and (iv) collectability is assessed as probable.

Income Taxes

The Company does not record a provision for income taxes because the Members report their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes. The Company's owners are subject to the New York City unincorporated business tax.

As of December 31, 2017, management has determined that the company had no uncertain tax positions that would require financial statement recognition.

NOTE 3. CONCENTRATION OF BUSINESS AND CREDIT RISK

For purposes of reporting the statement of cash flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2017, the Company had no uninsured cash balances.

NOTE 4. RELATED-PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliate by means of common ownership whereby certain overhead expenses are allocated to the Company.

Allocated expenses	
Rent	65,600
Personnel	114,440
Other	6,960
Total allocated expenses per ESA	187,000
Total expenses paid by Parent	48,689
Total Due to Parent	235,689
Allocated expenses paid by Company	(22,880)
Total non-cash contribution by Parent	**212,809**

In 2017, total allocated expenses were $187,000. The affiliate also paid $48,689 of operational expenses on behalf of the Company. During the year, the Company paid $22,880 to its affiliate for the allocated expenses. The unpaid balance of $212,809 was converted as capital contribution.

NOTE 5. COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2017, the Company had net capital of $13,092, which exceeded the Company's minimum net capital requirement of $5,000 by $8,092. The Company's percentage of aggregate indebtedness to net capital was 80% at December 31, 2017.

NOTE 7. DEFINITIVE PURCHASE AGREEMENT

Effective December 31, 2016, the Company's parent, Seawinds Asset Management LLC ("SAM") entered into a definitive purchase agreement ("Purchase Agreement") with BCI Financial Holdings LLC, a Delaware limited liability company ("BCI"). Under the Purchase Agreement, BCI agreed to purchase, and SAM agreed to sell, all of the Company's equity for a fixed price in a two-step transaction: BCI agreed to purchase 20% of the Company's equity at closing and the balance of 80% upon FINRA approval. The principals of BCI also agreed to act as the Company's principals, and BCI agreed to fund the Company's operations until such time as the change of ownership is approved by FINRA.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption of this standard is not allowed. Management is currently evaluating the impact of the adoption of Topic 606 will have on the Company's financial statements.